Shareholder Update

1st June 2006

Dear Shareholder


I have been in the CEO position for over 6 months now and I would like to take the opportunity to communicate directly with you in this introductory letter. This gives me the chance to give you a trading update with respect to your companys progress in the second half year ending
30 June 2006 and outlook for the future.

Since the announcement of our first half results in February overall trading for the second half has been in line with expectations.

Synerject

Synerject has had a good start to the second half and the results during this period are in line with expectations. The Delavan acquisition was completed with effect from 1st March and early results indicate that this business has been integrated successfully into
 Synerjects business. Overall sales forecast for this new acquisition are very positive indicating a significant increase in forecast annualized revenue compared to original expectations.

Synerject continue to explore major new opportunities in both China and India for the application of their engine management systems and fuel systems. Progress with Synerjects manufacturing facility in China for new engine management system products is on schedule for first production by the end of this calendar year.
 Indications from the emerging Asian market are showing strong demand for Synerjects new product line up and the outlook for the growth over the next 5 years are very positive given the stringent emissions legislation being introduced in these markets.

Powertrain Engineering Services

The expected improvement in the Powertrain engineering services revenue has started to flow through and we are on track to meet our forecast revenue for the second half. Our order book continues to build and is significantly higher than this time last year, which will give us a good start to next financial year compared to the first half of this year. This growth has been assisted significantly by the award of new engineering contracts from both the Government relating to ethanol testing for the Australian fleet and new direct injection DI customers in Europe and Asia.

The pipeline of opportunities is also demonstrating a good mix of contracts from a broadening customer base in the Asia region. Recent experiences at trade shows in China have shown significant recognition and interest in the Orbital brand and as a result we are expanding our office in Beijing to improve customer support and increase marketing efforts for our engineering and technology capability.

Progress on all of our 4 stroke DI engineering programs is positive and further opportunities to utilize our spark ignited heavy fuel technology are being developed with a growing number of customers.






Licensing and Royalties

License and royalty revenue continues on track and we expect to see overall growth in this sector for the full year. Mercury Optimax continue to do well in the market and have recently launched an aggressive marketing campaign for the Optimax outboards to back up the relaunch of the Optimax brand and their success in winning JD Power quality awards. Bajaj are progressing the DI autorickshaw program with the release of prepilot vehicles for validation. Timing for the production launch has been delayed slightly but is still expected to occur within the first half of 2007 financial year.

As expected the Orbital DI scooter volumes in Europe have continued to struggle mainly due to delays in emission legislation for this market segment. Recent initiatives to reinvigorate this market are underway but it will take at least 12 months to understand if these initiatives will have a real impact. Encouragingly we have taken orders for Orbital DI application programs for new customers and new products. These programs, if successful will add to the long term growth of royalties and expand the technology into new motorcycle markets.

Envirofit a licensee of Orbital technology are also making good progress with their retro fit DI system for the Philippines 2 stroke taxi fleet. We look forward to seeing positive results from their first 3000 taxi fleet which could lead to significant benefits for the local environment and lead to further growth in sales of these kits across Asia.


Shareholder communication

I would encourage all shareholders to visit Orbitals website at www.orbitalcorp.com.au to keep up to date with the company news and information as well as register on Orbitals mailing list.

Orbital would also like to encourage as many shareholders as possible to minimize printed paper distributed by your Company. This will have obvious environmental benefits and help keep costs under control. Australian shareholders can register with Orbitals share registry Computershare to receive Annual Reports and other company announcements electronically by visiting www.computershare.com and following the prompts.

Summary

In summary the second half has begun well and we anticipate the company will return to profits for the full year which demonstrates a solid improvement compared to 2005. The outlook for Orbital is positive in particular the potential growth for Synerject in Asia and I look forward to progressing this and other new opportunities for the benefit of all shareholders.


Yours sincerely


Rodney Houston
Chief Executive Officer




ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles,marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbitalcorp.com.au
Australia  Rod Houston
Chief Executive Officer
Tel  61 8 9441 2462 USA Tel 1 810 245 0621